UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                          1-7275
                                                                    CUSIP NUMBER
                                                                       205887102

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

             For Period Ended: February 27, 2005

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Full Name of Registrant:   ConAgra Foods, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):   One ConAgra Drive

City, State and Zip Code:    Omaha, NE 68102-5001

Part II        -        RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)



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         (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x]    (b)    The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III       -        NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the company is in the process of restating its financial statements for prior periods for errors discovered in previously reported amounts related to tax matters for fiscal 2004 and 2003, and, as a consequence, the company's Form 10-Q for the period ended February 27, 2005 could not be filed by the due date of April 8, 2005.

Part IV        -        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Frank Sklarsky                 402                      595-4000
   --------------------------    ------------------         -----------------
             Name                   Area Code                Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

As announced on March 24, 2005, the restatement is not expected to impact previously reported revenue or income from continuing operations before income taxes, but is expected to increase tax expense, and therefore reduce after-tax profits, principally in fiscal 2003 and fiscal 2004. However, because the company is still in the process of determining the effect of the errors on the 3-month and 9-month periods ended February 22, 2004, it has not finalized the correction of the errors for those periods at this time.

                               CONAGRA FOODS, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    April 7, 2005                   /s/ Frank S. Sklarsky
                                  ----------------------------------------------
                                  Frank S. Sklarsky
                                  Executive Vice President and
                                    Chief Financial Officer